Attending to this matter, tel. direct line, fax direct line

KF/Anders Örbom +46 26 26 10 30

2007-07-02
Your date

Your reference

Commission File No. 82-1463

07025131

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 10549
USA

SUPPL

RECEIVED
2007 JUL 11 P 2:53
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Attention: Office of International Corporate Finance,
Mr Samuel Wolff, Special Counsel

Re: Exemption Under Exchange Act
Rule 12g3-2(b); Commission
File No, 82-1463

Dear Sir,

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") granted to Sandvik AB by the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b) promulgated under the Act, enclosed is Sandvik AB Press Release, Information regarding Sandvik's capital structure, dated 27 June 2007, which is being submitted under Rule 12g(b)1)(iii).

Sincerely,

SANDVIK AKTIEBOLAG; (publ)

Anders Örbom
Group Treasurer and VP Finance

PROCESSED
JUL 16 2007
THOMSON
FINANCIAL

Jw 7/11

SEC-brev 070702 Kap struktur

Postal address	Public Company (publ)	Telephone	Telefax
SANDVIK AB SE-811 81 SANDVIKEN SWEDEN	Reg.No 556000-3468 VAT No. SE663000060901 www.sandvik.com	+46 26 26 00 10	+46 26 26 10 76

K 003

SANDVIK

Press Release

Information regarding Sandvik´s capital structure

As a part of the redemption procedure approved by the Annual General Meeting 26 April 2007, Sandvik AB carried out a share split where each share was split into two shares, of which one redemption share. Upon completion of the redemption procedure the redemption shares were redeemed at a redemption price of SEK 3 per share. Sandvik´s share capital is restored to the same level as prior to the redemption procedure.

The Swedish Companies Registration Office has registered a reduction of Sandvik´s share capital of SEK 711,772,305 through redemption of 1,186,287,175 redemption shares. Further, an increase in the company´s share capital of SEK 711,772,305 is registered following a bonus issue. The increase in the share capital is transferred from the non-restricted equity. No new shares are issued in connection with the bonus issue.

Following these transactions Sandvik has a total of 1,186,287,175 outstanding shares and the share capital amounts to SEK 1,423,544,610.

The redemption procedure means that SEK 3,558,861,525 was distributed to Sandvik´s shareholders, equivalent to SEK 3 per share. Payment to the shareholders took place 20 June 2007.

Sandviken, 27 June 2007

Sandvik AB, (publ)

For further information, contact Per Nordberg, Executive Vice President and CFO, Sandvik AB, tel +46 (0) 26 26 10 60 or Jan Lissåker, Vice President, Investor Relations, Sandvik AB, tel +46 (0) 26 26 10 23.

Sandvik is a global industrial group with advanced products and world-leading positions in selected areas – tools for metal cutting, machinery and tools for rock excavation, stainless materials, special alloys, metallic and ceramic resistance materials as well as process systems and sorting systems. The Group had at the end of 2006 about 42,000 employees and representation in 130 countries, with annual sales of more than SEK 72,000 M.

END

Postal address	Public Company (publ)	Telephone	Telefax
SANDVIK AB Group Communications SE-811 81 SANDVIKEN SWEDEN	Reg.No 556000-3468 VAT No. SE663000060901 www.sandvik.com	+46 26 26 10 47	+46 26 26 10 43